Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, June 4, 2007

Gammon Lake Resources Inc. Appoints Dave Keough as COO

Gammon Lake Resources Inc (GAM -TSX; GRS - AMEX) ("Gammon") is pleased to announce the appointment of Dave Keough as Executive Vice President and Chief Operating Officer effective July 3, 2007. Along with responsibility for managing the operations, exploration and expansion of the Ocampo and El Cubo mines in Mexico, Mr. Keough will oversee the exploration, evaluation and advancement of the exciting Guadalupe y Calvo exploration project.

"Dave Keough has been involved in the gold mining industry for more than 24 years and brings extensive international experience in mining and exploration, project evaluation, feasibility studies and project and business development" commented Russell Barwick, Gammon's recently appointed CEO. "His significant experience in Latin America and prior experience in Asia-Pacific provide a unique skill set critical to Gammon's current needs."

"Attracting someone of Dave's skills and experience to the COO role and the recent appointment of Glenn Hynes as Company CFO are significant initiatives in repositioning Gammon from an advanced exploration and mine development company, to a main stream high caliber mining corporation" added Barwick.

Mr Keough possesses solid expertise in occupational health and safety, community and government relations, environmental management and sustainable development projects. He holds a B.Sc (Applied Science) and Post Graduate qualifications in Mineral Economics and Mining Law and is a Registered Mine Manager in the state of Western Australia.

Mr Keough was most recently Director of Operations for Goldcorp Brazil with responsibility for the commissioning and optimisation of a 2.5 million tonne per annum Heap Leach operation. Prior to Brazil he was General Manager Corporate Development for Wheaton River - Goldcorp Asia-Pacific. Before joining Wheaton River - Goldcorp Mr Keough worked for Xstrata Copper's Alumbrera Mine in northern Argentina in a number of senior technical and operational roles and was part of the management team which significantly improved the operating performance of the project. Prior to Xstrata, Mr Keough worked for Placer Dome at a number of their prominent Asia-Pacific gold operations including Kidston, Big Bell, Osborne and Granny Smith in construction, operational and exploration leadership roles.

With Mr Keough's announcement, Gammon's current COO, Mr John Thornton, will transition to a new management role where he will provide technical support to the new Gammon management team. John's deep knowledge of the Company and vast experience with the Ocampo project will continue to be leveraged going forward.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project achieved commercial production in January 2007. Gammon Lake remains 100% unhedged and is targeting an annual production run rate of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) by the end of 2007 from the Company's Ocampo and El Cubo Mines.

For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Russell C. Barwick	Glenn Hynes
Chief Executive Officer	Chief Financial Officer
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United State Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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